UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Coherent, Inc.

(Exact name of the registrant as specified in its charter)

Delaware	001-33962	94-1622541
(State of other jurisdiction of	(Commission	(IRS Employer
incorporation or organization)	File Number)	Identification No.)

5100 Patrick Henry Drive, Santa Clara, CA  95054

(Address of principal executive offices)

Bret M. DiMarco

Executive Vice President and General Counsel

(408) 764-4000

(Name and telephone number, including area code, of the

person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 - Conflict Minerals Disclosure

Item 1.01                                           Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

A copy of the Conflict Minerals Report of Coherent, Inc. (“Coherent” or the “Company”) is attached as Exhibit 1.02 hereto and is publicly available at www.coherent.com/download/9036/Form-SD-Conflict-Minerals-Report.pdf.

The full text of Coherent’s Conflict Minerals Policy is publicly available at http://coherent.com/download/8833.

Any websites referenced in this Form SD and the information accessible through them are not incorporated in this Form SD.

Item 1.02                                           Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.02 to this Form SD.

Section 2 - Exhibits

Item 2.01                                           Exhibits

Exhibit No.	Description

1.02	Conflict Minerals Report for the year ended December 31, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

COHERENT, INC.
(Registrant)

By:	/s/ Bret M. DiMarco	June 2, 2014
	Bret M. DiMarco	(Date)
Executive Vice President and General Counsel